Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162132

SUPERFUND GREEN, L.P. – SERIES A AND SERIES B SUPPLEMENT
DATED NOVEMBER 20, 2012 TO PROSPECTUS DATED MAY 8, 2012

OCTOBER 2012 PERFORMANCE UPDATE

	October 2012	Year to Date	Total NAV 10/31/2012	NAV per Unit 10/31/2012
Series A	-3.85%	-10.74%	$19,907,115	$1,166.17
Series B	-5.71%	-14.92%	$21,581,484	$1,183.77

          * All performance is reported net of fees and expenses

Fund results for October 2012:

          The Fund’s strategies produced disappointing results in October as encouraging economic data supported equities while commodity demand remained tepid. Investors looking for signs of additional economic stimulus were let down as central bankers were generally quiet. In China, direct foreign investment fell for the 10th time in 11 months, contrasting with improvements in exports and retail sales. U.S. housing starts hit a 4-year high and unemployment unexpectedly fell below 8.0%, lifting stocks and pressuring safe-haven debt instruments. Moody’s maintained Spain’s credit rating at investment grade, citing the European Central Bank’s (“ECB”) willingness to buy sovereign debt. Growing stockpiles of crude oil and distillate fuels met head-on with diminishing demand. RBOB gasoline fell for nine straight sessions, its longest slump in 25 years. The Fund’s short-term strategies yielded mixed returns with gains currencies and losses in metals and interest rates.

          The Fund’s equity positions generated mixed results in October. While economic conditions remained challenging across Europe, equities finished modestly higher on improved economic data. The Italian MIB (+1.9%) and French CAC40 (+2.2%) both finished with gains as industrial production improved. The London FTSE (+0.9%) rose modestly as GDP growth beat forecasts while the German DAX (+0.5%) was slightly higher despite declining factory orders. Equities in the east were mixed as uncertainty drove investor sentiment. Chinese H-Shares (+7.6%) rose as GDP and retail sales surpassed expectations. The South Korean Kospi (-5.2%) fell as growth remained sluggish while the Nikkei (+0.5%) rose on anticipated government stimulus. Weakness in the U.S. technology sector sent the Nasdaq down 5.4%.

          The Fund’s allocations to long-term interest rates underperformed in October as European peripheral woes created a risk-on, risk-off environment, while economic data in the U.S. pressured treasury futures. German bunds dropped 0.7% after Moody’s affirmed Spain’s investment grade credit rating at just above junk. Moody’s subsequently lowered the ratings of five Spanish regional economies. The localized downgrades along with an 11% tumble in Spanish retail sales drove assets back into the safety of bunds. Bund yields climbed as high as 1.66% before falling back to 1.46%. U.S. bonds experienced consistent declines, influenced by a drastic dip in the unemployment rate and significant increases in new housing starts.

          The Fund’s positions in the metals sector underperformed in October as prospects for additional stimulus measures diminished and the U.S. dollar firmed. Expectations for another round of growth initiatives in China receded as September exports climbed 9.9% and industrial production accelerated. The Fed avoided addressing the approaching expiration of their Operation Twist program, reducing demand for gold and silver as inflation hedges. Comex copper and LME aluminum declined 6.4% and 9.8% respectively as the debt crisis continued to weigh on world economies.

          The Fund’s energy portfolio underperformed in October as markets gave back recent gains. Crude oil fell another 7% as the global economy remained weak. North American crude output swelled to a 17-year high while consumption fell to a 4-year low. Earning misses by economic heavyweights Microsoft and General Electric signaled further demand reduction while Chinese imports remained depressed. European benchmark Brent crude (-3.3%) held up well relative to the WTI contract as the spread between the two widened to as much $24.87. Natural gas (+2.2%) rose to a 2012 high ($3.97/M btu) as storage levels were unchanged even though production rates remain high.

          The Fund’s allocations to foreign exchange markets generated moderate gains as the U.S. dollar fluctuated relative to world currencies. The British pound was steady against the U.S. dollar as GDP rose 1.0%, taking the U.K. out of recessionary territory. The Euro (+0.7%) rose modestly as the ECB took no action, citing elevated but acceptable levels of inflation. The Australian dollar weakened as the RBA unexpectedly cut rates by 25 bps to 3.25% before a sharp climb in consumer prices (+1.4%) dampened expectations for further easing. The Canadian dollar (-1.6%) fell as a BOC governor’s discouraging economic outlook doused expectations of near-term tightening.

          Other market sectors, relative to those discussed above, did not have a substantial impact on the month’s overall performance.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPERFUND GREEN, L.P. – SERIES A
OCTOBER 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 31, 2012)

STATEMENT OF INCOME
OCTOBER 2012
Investment income, interest	$(455)

Expenses
Management fee	30,870
Ongoing offering expenses	16,687
Operating expenses	2,503
Selling Commissions	66,746
Other expenses	152
Incentive fee
Brokerage commissions	38,772

Total expenses	155,731

Net investment gain (loss)	(156,186)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,094,542)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	454,544

Net gain(loss) on investments	(639,998)

Net increase (decrease) in net assets from operations	$(746,184)

STATEMENT OF CHANGES IN NET ASSET VALUE
OCTOBER 2012
Net assets, beginning of period	$21,214,605

Net increase (decrease) in net assets from operations	(796,184)

Capital share transactions
Issuance of shares	41,482
Redemption of shares	(552,789)

Net increase(decrease) in net assets from capital share transactions	(511,306)

Net increase(decrease) in net assets	(1,307,490)

Net assets, end of period	$19,907,115
NAV Per Unit, end of period	$1,166.17

SUPERFUND GREEN, L.P. – SERIES B
OCTOBER 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended October 31, 2012)

STATEMENT OF INCOME
OCTOBER 2012
Investment income, interest	$(900)

Expenses
Management fee	33,468
Ongoing offering expenses	18,091
Operating expenses	2,714
Selling Commissions	72,364
Other expenses	193
Incentive fee	-
Brokerage commissions	64,276

Total expenses	191,106

Net investment gain(loss)	(192,006)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(1,848,430)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	734,115

Net gain(loss) on investments	(1,114,315)

Net increase (decrease) in net assets from operations	$(1,306,321)

STATEMENT OF CHANGE IN NET ASSET VALUE
OCTOBER 2012
Net assets, beginning of period	$23,504,627

Net increase (decrease) in net assets from operations	(1,306,321)

Capital share transactions
Issuance of shares	45,273
Redemption of shares	(661,095)

Net increase (decrease) in net assets from capital share transactions	(615,822)

Net increase(decrease) in net assets	(1,922,143)

Net assets, end of period	$21,582,484
NAV Per Unit, end of period	$1,183.77

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.